April 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Joanna Lam
Karl Hiller
Sean Donahue

Re:	SEC Comment Letters dated February 26, 2009 and April 1, 2009
Green Mountain Coffee Roasters, Inc.
Response Letter dated March 11, 2009
Form 10-K for the fiscal year ended September 27, 2008
Form 10-Q for the thirteen weeks ended December 27, 2008
Definitive Proxy Statement on Schedule 14A filed January 26, 2009
File No. 001-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 1, 2009 that pertain to the Company’s Response Letter dated March 11, 2009; Form 10-K for the year ended September 27, 2008, filed with the Commission on December 11, 2008; the Company’s Form 10-Q for the thirteen weeks ended December 27, 2008, filed with the Commission on February 5, 2009; and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on January 26, 2009.

For reference purposes, the Staff’s comments as reflected in the letter dated April 1, 2009 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Quantitative and Qualitative Disclosures about Market Risk, page 34

1.	We understand from your response to prior comment 3 that you would prefer not disclosing to investors the percentage of your expected annual green coffee requirements covered by futures contracts because coffee purchases represent a significant cost. You indicate that your disclosure on page 5, indicating that one of your segments sold 32 million pounds of coffee during 2007, coupled with your disclosure on page 35, indicating you have $73.2 million in green coffee purchase commitments and futures covering 1.2 million pounds of coffee as of year-end should suffice.

We do not see how a reader would be able to understand the extent to which your operations are exposed to changes in the market price of coffee, based on this disclosure; nor do we see how the limited information that you disclose provides sufficient context for understanding your results of operations. And while you may have the flexibility to raise prices to customers in the event market prices of the commodity increase, this action would tend to make your operations less competitive, compared to a business that was not faced with this prospect due to a larger percentage of their needs being covered by fixed price contracts. Therefore, we do not see that your rationale for not disclosing this type of information obviates the need for compliance under Item 305(a)(2) of Regulation S-K.

We believe that you should quantify and separately tabulate pounds of coffee covered by both fixed price and variable price purchase commitments and futures contracts, to allow readers to understand your exposure to changes in the market price of this commodity; also indicating the periods of settlement, and range of applicable prices. We also believe that meaningful disclosure in MD&A would include the pounds sold during each period, consistent with comparative financial reporting; and identify trends that are not indicative of future activity. We do not see that disclosing only the percentage changes in volumes, without also indicating what those volumes are, is sufficiently responsive to Item 303(a)(3)(iii) of Regulation S-K. We reissue prior comment 3.

RESPONSE TO COMMENT 1

The Company has reviewed its current disclosure practices and reviewed the disclosure of its industry competitors with respect to the disclosure about market risk regarding its coffee purchase contracts. The Company believes that its disclosure is responsive to the disclosure requirements by providing its investors and other users with information relevant to an assessment of the Company’s exposures to market risk associated with its coffee purchase activities. However, in response to the Staff’s comment, the Company agrees to expand its disclosure in future filings to allow readers to understand better the extent to which its operations are exposed to changes in the market price of coffee.

In regard to the Company’s purchase commitments, the following is an illustration of the Company’s future additional disclosure for Quantitative and Qualitative Disclosures About Market Risk, which the Company expects to include under Commodity price risks (using data for the year ended September 27, 2008):

Commodity price risks
Purchase commitments	Total Cost(1)	Pounds	“c” price Range

Fixed	$43,501,000	24,885,000	$1.32-1.62

Variable	$29,712,000	17,372,000	$1.10-1.46

	$73,213,000	37,010,000

(1)	Total coffee costs typically include a premium or “differential” above the “c” price.

Based on expected coffee delivery dates, approximately 81%, 18% and 1% of these purchase commitments will be received by the GMC segment in fiscal years 2009, 2010 and 2011, respectively. For the year ended September 27, 2008, the GMC segment sold approximately 32.0 million pounds of coffee.

Please note that on page 35 of the Company’s Form 10-K for the fiscal year ended September 27, 2008, under Quantitative and Qualitative Disclosures About Market Risk, Commodity price risks, the Company discloses the pounds and fair market value of outstanding futures contracts. In future filings, the Company will also disclose the “c” price range associated with these contracts. For the fiscal year ended September 27, 2008 this range was $1.39 to $1.43.

In addition, the Company will direct readers to the disclosure similar to the disclosure on page 5 of the Company’s Form 10-K for the fiscal year ended September 27, 2008, Green Coffee Cost and Supply, for further disclosure of commodity trends and risks.

With respect to the Company’s MD&A disclosure in future filings, when describing material changes to net sales or revenues, the Company will discuss, to the extent material, the coffee volume increases or decreases and notes that existing disclosure discusses coffee pounds shipped in the relevant fiscal year and the increase in pounds shipped over the prior fiscal year.

Financial Statements

Statements of Changes in Stockholders’ Equity, page F-5

2.	We note your response to prior comment 4, stating that your three-for-one stock split effected on July 7, 2007 was authorized only for your outstanding shares of common stock and therefore not applicable to the treasury shares. In other words, we understand that you are claiming to have created a second class of common stock, shares that when issued would have value equating to three times that of shares which had been subject to the split. Since you appear to have adjusted the information about stock options for the stock split in Note 13, it appears that you are contemplating issuing shares upon exercise of options that are on par with those subject to the split. Tell us how these points are consistent with your position of having the stock split apply only to outstanding shares. Also tell us how in recasting prior share activity you ended up with 24,044,407 shares outstanding as of September 30, 2006, given that you reported 8,786,505 shares outstanding at that date prior to the stock split.

RESPONSE TO COMMENT 2

The three-for-one stock “split” on July 7, 2007 was affected by way of a stock dividend of two shares of the Company’s common stock for each outstanding share of common stock, other than treasury shares. This did not create a second class of common stock, and all shares of the Company’s common stock, including shares held in treasury if subsequently issued, have the same powers, preferences and rights. In addition, the Company intends to retire all of its treasury shares and expects to have completed such retirement by the end of fiscal 2009. The Company has never used treasury shares for issuance upon exercising of options and is not contemplating using treasury shares for that purpose or any other purpose.

In regard to the recasting of share activity as of September 30, 2006, the Company calculated issued shares per the consolidated balance sheet as follows:

At September 30, 2006, the Company had 8,786,505 shares issued, of which 1,157,554 represented treasury shares. When the Company announced the three-for-one stock split, outstanding shares as of September 30, 2006 entitled to receive the dividend were 7,628,951. As such, the dividend yielded 22,886,853 outstanding shares. To arrive at total shares issued per the recasted September 30, 2006 consolidated balance sheet, the Company added outstanding shares of 22,886,853 and treasury shares of 1,157,554 to yield 24,044,407 issued shares. In all cases, shares held in treasury were excluded in per-share calculations of income.

Definitive Proxy Statement on Schedule 14A filed January 26, 2009

Annual Incentives, page 16

3.	We note your response to our prior comment seven. We further note your belief that more detailed disclosure of individual performance goals would require the disclosure of competitively sensitive information and your conclusion that such disclosure is not required. In this regard, please provide a more detailed analysis as to why disclosure of such goals constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. To reach a conclusion that disclosure would result in competitive harm, you must undertake a competitive harm analysis taking into account your specific facts and circumstances and the nature of the performance targets. In the context of your industry and competitive environment, you must analyze whether a competitor or contractual counterparty would extract from the targets information regarding you business or business strategy that the competitor our counterparty could use to your detriment. You must have a reasoned basis for concluding, after consideration of your specific facts and circumstances, that the disclosure of the targets would cause competitive harm. You must make your determination based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. See Regulation S-K Compliance and Disclosure Interpretation Question 118.04 for further guidance.

RESPONSE TO COMMENT 3

The Company has reviewed the guidance provided by the SEC Staff in Staff Observations in the Review of Executive Compensation Disclosure dated October 9, 2007 wherein the Staff states, “Rather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions.”

The Company has determined that the individual performance goals of its named executive officers are not a material element of the executive compensation policies. As such, a showing of confidentiality in accordance with Disclosure Interpretation Question 118.04 is not necessary.

The Company further notes that the more significant component of the named executive officers’ variable annual compensation is based on the achievement of corporate enterprise wide financial targets, which are disclosed in the Definitive Proxy Statement on Schedule 14A under Annual Incentives.

In future filings, the Company will continue to evaluate the significance of its compensation policies and decisions. The Company will disclose all elements of bonus structures, including individual performance goals, which are material to an understanding of the compensation structure of the named executive officers.

*        *        *        *        *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2400.

Very truly yours,

/s/ Howard Malovany
Howard Malovany Vice President, Corporate General Counsel and Secretary Green Mountain Coffee Roasters, Inc.